EXHIBIT 12.1

	Fiscal year ended December 31,
Fixed charges:	2008		2007		2006		2005		2004
Interest expense	$42,772		$81,516		$52,472		$33,971		$4,729
Assumed intererst element in rent	2,270		2,542		1,452		1,314		761
Total fixed charges:	45,042		84,058		53,924		35,285		5,490
Preference security dividend	-		-		-		-		6,775
Total fixed charges and preference security dividends	45,042		84,058		53,924		35,285		12,265

Earnings:
(Loss) income before income taxes	(139,392)		(33,864)		207,197		304,589		173,444
Fixed charges	45,042		84,058		53,924		35,285		5,490
Total earnings	$(94,350)		$50,194		$261,121		$339,874		$178,934
Ratio of earnings to fixed charges	(2.09	)X	0.60	X	4.84	X	9.63	X	14.6	X